Eurasian Minerals Inc.

Via SEDAR

February 27, 2013

British Columbia Securities Commission
Alberta Securities Commission
The TSX Venture Exchange

Dear Sir or Madam:

Re:	Eurasian Minerals Inc. (the “Company”)
Advance Notice of Annual General Meeting (“AGM”)

We advise the following with respect to the upcoming Annual General Meeting of Shareholders of the Company:

1.	Meeting Type:	Annual
2.	Class of Securities Entitled to Receive Notice:	Common
3.	Class of Securities Entitled to Vote:	Common
4.	CUSIP Number:	29843R100
5.	Record Date for Notice:	March 27, 2013
6.	Record Date for Voting:	March 27, 2013
7.	Beneficial Ownership Determination Date:	March 27, 2013
8.	Meeting Date:	May 9, 2013
9.	Meeting Location:	Vancouver, British Columbia
10.	Notice & Access Will Be Utilized:
	Beneficial Holders	Yes
	Registered Holders	Yes
11.	Stratification	No
12.	Sending proxy materials directly to NOBOs:	Yes
13.	Pay for proxy materials to be delivered to OBOs:	No

Yours truly,
EURASIAN MINERALS INC.

“Valerie Barlow”

Valerie Barlow
CORPORATE SECRETARY

cc:	Northwest Law Group – Att: Michael Provenzano Computershare Trust Company – Att: Chad Emnace

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com